Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

January 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On January 5, 2017, the Registrant received comments from Mr. Jay Williamson of the Staff regarding Post-Effective Amendment No. 144 to the Registrant’s registration statement on Form N-1A relating to the Miller Income Opportunity Trust (the “fund”), as filed with the Commission on November 21, 2016. Following is a summary of the comments received from Mr. Williamson and the Trust’s response on behalf of the fund.

1. Comment: Please respond to our comments in writing and file as correspondence via EDGAR. Where a comment provides for draft disclosure, please provide draft disclosure within the letter. Please allow sufficient time to review in advance of the Rule 485(b) filing.

Response: The Trust acknowledges the staff’s comment and has responded as instructed.

2. Comment: Please tell us why “Other expenses” for Class FI are significantly higher than other classes.

Response: As noted in the fund’s annual report for the fiscal year ended September 30, 2016, Class FI shares have less than $10,000 in net assets. As such, even a small transfer agency fee (approximately $312) results in a fairly high “other expenses” ratio for Class FI. As noted in the Prospectus, the manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, dividend expense on short sales, taxes, extraordinary expenses and acquired fund fees and expenses) so that total annual operating expenses will not exceed 1.25% for Class FI shares.

3. Comment: With respect to Footnote 7 to the fee table, we note that the fee waiver cannot be terminated prior to December 31, 2017. Please revise this disclosure consistent with general instruction 3(e) under Item 3 of Form N-1A which permits waivers to be shown in the fee table only if in place for no less than one year after the effective date.

Response: The fee waiver has been extended and cannot be terminated prior to December 31, 2018, and the disclosure has been revised accordingly.

4. Comment: With respect to the last sentence regarding recapture under Footnote 7 to the fee table, please reference any lower limits then in place.

Response: Footnote 7 has been revised to add the following sentence at the end of the footnote: “In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual fund operating expenses exceeding the applicable limits described above or any other lower limit then in effect.”

5. Comment: With respect to the performance table on page 9, please remove the reference to “Related Performance” from the summary disclosure.

Response: The reference to “Related Performance” has been removed from the summary disclosure.

6. Comment: Please update the performance table to reflect performance as of December 31, 2016.

Response: The performance table has been updated to reflect performance as of December 31, 2016.

7. Comment: We note the statement in the fund’s N-CSR that “We believe the bulk of our return is likely to come from dividend and interest payments. That means that any day where the portfolio is flat is a good day.” We also note the statement that “The portfolio is relatively concentrated, with securities from the top ten issuers comprising over 40% of the portfolio.” We note that the Prospectus provides minimal guidance on how the adviser actually constructs its portfolio or makes decisions to buy, sell, or hold securities. Please revise to provide enhanced disclosure about portfolio construction and securities selection process.

Response:

The Trust responds that, as stated under “Principal investment strategies” in the Prospectus:

The fund’s investment style is flexible and intended to generate a high level of income from a wide array of sources. The investment strategy involves identifying instances where the subadviser believes the capital markets have mispriced investment opportunities and exploiting price discrepancies and inefficiencies in the market. The ability to tactically move across asset classes and up and down the capital structure is intended to allow the fund to access the greatest yield and valuation opportunities. The portfolio managers believe that this flexible approach will allow the fund to maintain a high level of income while also preserving the opportunity for growth over time. (emphasis added)

Because the fund pursues a flexible strategy, the portfolio construction may vary. We believe that the foregoing disclosures emphasize the fund’s flexible approach, along with the fund’s focus on dividend and interest payments, consistent with the statements in the 2016 annual report regarding the fund’s yield focus.

In an effort to further emphasize the flexibility of the fund’s approach, we have revised the third sentence above as follows: “The fund’s strategy is not limited by investment style or asset class, and the portfolio managers have the ability to move across asset classes and up and down the capital structure in an effort to access the greatest yield and valuation opportunities.” In addition we have added the following disclosure under Principal Risks: “The fund’s flexible investment strategy may make it difficult for an investor to evaluate the future risk profile of an investment in the fund because of the portfolio managers’ ability to significantly change the composition of the fund’s investments.”

With respect to the relative concentration of the portfolio, the Prospectus includes risk factors indicating that it is a non-diversified fund, and that: “To the extent the fund invests its assets in a smaller number of issuers, the fund will be more susceptible to negative events affecting those issuers than a diversified fund.” Moreover, the Prospectus discloses under “Value investing risk” that: “Although the fund will not concentrate its investments in any one industry or industry group, it may, like many value funds, weight its investments toward certain industries, thus increasing its exposure to factors adversely affecting issuers within those industries.” We therefore believe that the Prospectus also discloses the potential risks of the fund having a portfolio concentrated in a smaller number of issuers or weighted toward certain industries.

8. Comment: Briefly explain to us the primary contributors to the fund’s 2015 performance.

Response: The following is an excerpt from the fund’s 2015 annual report relating to its 2015 performance:

Q. What were the leading contributors to performance?

A. While Home Loan Servicing Solutions was down 10.40% during the reporting period, the timely purchase and sale of its shares resulted in the shares returning 3.22% over the period. The second largest contributor over the last twelve months was Herbalife Ltd., 2.0%, which the Fund also exited during the period, returning 19.09%. William Lyon Homes Inc., 6.500%, Preferred, returned 24.36% over the reporting period, making it the third largest contributor to the Fund. The company continues to have an attractive valuation relative to its growth prospects and multi-year lot supply in Western states.

Q. What were the leading detractors from performance?

A. Energy and commodities-related companies were among the worst performers during the period. LinnCo LLC fell 88.51% while OCI Partners LP declined 51.72% since September 30, 2014. The “Yieldco” Abengoa Yield PLC, which owns a contracted portfolio of renewable power generation and transmission assets, fell 51.37% as investors worried that the company’s development sponsor would have limited ability to develop new projects for the Yieldco to purchase. Oil prices collapsed 50.54% (WTI Crude) since September 2014, with increasing supplies putting downward pressure on prices and weighing on energy-related company results. The Fund exited its position in LinnCo, LLC over the period. Energy and commodities-related companies represented 13.58% of the Fund at September 30, 2014 versus 6.99% at September 30, 2015.

9. Comment: We note the fund’s investment objective of providing a high level of income while maintaining the potential for growth. The fund’s website indicates Section 19 notices for June 30, 2016, September 30, 2016, and December 22, 2016. Please tell us what percentage of the fund’s distributions are anticipated to be return of capital. Please update your risk and tax disclosure to more prominently address return of capital as necessary.

Response: It is not possible to determine in advance what percentage of the fund’s distributions are anticipated to be return of capital, as this will depend upon the fund’s underlying investments in real estate investment trusts (REITs) and master limited partnerships (MLPs). For tax purposes, we are currently estimating that approximately 30% of the distribution paid on June 30, 2016 and 28% of the distribution paid on September 30, 2016 will represent return of capital. The portion of the December 22, 2016 distribution estimated to be return of capital was approximately 18% on a book basis.

As disclosed in the Summary Prospectus, some distributions may be treated as a return of capital for tax purposes. As further discussed under “Dividends, other distributions, and taxes”: “The fund may distribute the cash received from its investments in MLPs, REITs and similar vehicles even if all or a portion of that cash may represent a return of capital to the fund.” The Prospectus further explains that:

Distributions received from the fund’s investments in MLPs generally are comprised of income and return of capital. Distributions received from the fund’s investments in REITs generally are comprised of income, realized capital gains and return of capital. The cash distributed to the fund from the MLPs and REITs is anticipated to exceed the taxable income from MLPs and REITs in some years. As the fund’s minimum distribution requirements are based upon taxable income, the fund may not distribute to shareholders all or any of the cash received from MLP and REIT investments. To the extent that distributions exceed the fund’s earnings and profits, the excess will be tax-free for federal income tax purposes to the extent of your tax basis in your shares, which basis will be reduced; that reduction will increase the amount of gain (or decrease the amount of loss) you will recognize on a subsequent redemption of your shares. If you have no remaining tax basis to offset, you must report the excess as capital gain, long-term capital gain if you have held the shares for more than one year. If distributions made by the fund are considered non-taxable returns of capital to shareholders, such distributions will be identified as such in notices to shareholders. Shareholders will be notified following the end of the year of the final tax character of the fund’s distributions.

We believe the foregoing disclosures in both the summary and statutory Prospectus provide appropriate information to shareholders regarding the potential for return of capital based on MLP and REIT investments.

10. Comment: We note that in the fund’s Form N-CSR, during the most recently completed fiscal year, you did not invest in derivatives. It is unclear why you include derivatives disclosure here. Please revise to focus on principal investment strategies, investment types, and risks.

Response: As described in Comment 7 above, the fund pursues a flexible investment strategy, and derivatives are one method by which the portfolio managers may move tactically across asset classes and up and down the capital structure. As such, information about derivative instruments should be included as part of the principal investment strategies of the fund.

11. Comment: Under Cybersecurity risk, please remove the reference to other factors and that more information about risks appears in the SAI.

Response: We have retained this statement. We believe that it is important for investors to be aware that there is additional information about investment risks in the Statement of Additional Information. In addition, the Statement of Additional Information may provide additional details about certain principal investment strategies. As an example, the Prospectus describes the fund’s ability to invest in master limited partnerships and the potential risks, and the Statement of Additional Information provides additional details about these types of investments. We believe this is consistent with the layered disclosure regime required under Form N-1A, and that removing the requested statement could detract from that layered disclosure by failing to indicate that the SAI contains additional information about risks.

12. Comment: Under “Related Performance” on page 48, we object to you describing this information as related performance as this is not the fund’s performance. Please revise to use a more suitable title, such as “Prior Performance of a Similar Account.”

Response: The title of this section has been revised as requested.

13. Comment: Under “Related Performance,” please include “substantially” in front of similar as our no-action relief generally requires that the performance presentation relate to all accounts with substantially similar strategies.

Response: The requested change has been made.

14. Comment: Under “Related Performance,” please include a statement that the performance information includes all accounts managed by the adviser that are substantially similar to the fund. If you are excluding accounts, please explain why. Please represent that the exclusion does not materially affect the performance or cause the presentation to be misleading.

Response: The requested change has been made. The performance information does not exclude any accounts that are substantially similar to the fund.

15. Comment: Under “Related Performance,” why aren’t you presenting returns after taxes?

Response: We have deleted the words “before taxes” for both line items in the chart and added the following additional disclosure in order to clarify how the related performance is calculated and what types of taxes are deducted:

“Gross” performance is calculated after the deduction of trading commissions, execution costs, and withholding taxes. Gross and net of fee performance results include the reinvestment of all dividends and income. Returns are shown without provision for federal and state income taxes. The effect of taxes on any investor will depend on such person’s tax status, and the results have not been reduced to reflect any income tax that may have been payable.

In the past, the related performance table had included two line items for “Return after taxes on distributions” and “Return after taxes on distributions and sale of fund shares”. These amounts had been disclosed as $0. Because the related performance relates to a single account which does not have a distribution policy, and that account is not a fund with redeemable shares, we believe the foregoing line items will not be applicable and were appropriately excluded.

16. Comment: Under “Related Performance, we note that you calculate performance in a manner that differs from our regulations. Briefly describe how performance was calculated.

Response: Performance is calculated in compliance with Global Investment Performance Standards (GIPs). Returns were calculated daily using the Modified Dietz method. Further information about the calculation methodology has been included in the added disclosure under Item 15 above.

17. Comment: Please confirm the fund has the records necessary to support the calculation of related performance as required by Rule 204-2(a)(16) under the Advisers Act.

Response: The fund confirms that it has the records necessary to support the calculation of related performance as required by Rule 204-2(a)(16) under the Advisers Act.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger